

April 8, 2010

<u>**Via U.S. Mail and Fax (405) 552-4550**</u>
Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

     Re: **Devon Energy Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 25, 2010
               File No. 1-32318

Dear Mr. Heatly:

      We have reviewed your filings and have the following additional comment to our letter dated March 31, 2010. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

Exhibits 99.1, 99.2 and 99.3

1. We note that each of the reports included in the above-referenced exhibits includes language that could be interpreted to limit reliance by investors on such report. For example, the closing paragraph in Exhibit 99.2 states, in part, that the report "was prepared for the exclusive use and sole benefit of Devon Energy Corporation and may not be put to other use without our prior written consent for such use." We note that the penultimate paragraph in Exhibit 99.1 and the closing paragraph on page 2 of Exhibit 99.3 include language that could similarly be interpreted to limit reliance by investors. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version of each such report which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director